October 28, 2014

Via Edgar Filing

Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re: Ashford Hospitality Trust, Inc.
File No. 001-31775

Dear Mr. Duchovny:

You called about the difference in the versions of the supporting documents we sent you in hard copy and via Edgar in response to your earlier request. We have learned that for us to add the additional pages to the Edgarized version would cost us several hundred dollars in document conversion costs, and those other pages are not relevant. To avoid that expense, we therefore request that you dispose of the additional pages contained in the hard copy version. Alternatively, you can toss the entire hardcopy packet and we will replace with a smaller packet.

Thanks for considering our request.

Sincerely,

Andrew J. Kahn

AJK:ja